September 9, 2015

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, NW

Washington, DC 20549

Attention: H. Roger Schwall

Re:	EnerJex Resources, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed August 24, 2015

File No. 333-205069

Dear Mr. Schwall

In response to your letter dated September 8, 2015, set forth below are your comments concerning the EnerJex Resources, Inc.'s Amendment No. 1 to Registration Statement on Form S-1 referred to above, and our responses. Your comments are in italics and are followed by our response.

Amendment No. 1 to Registration Statement on Form S-1 Filed August 24, 2015

Exhibits

Exhibit 5.1

1.	Please obtain and file a new or revised opinion of counsel which relates to the Nevada corporation which filed the registration statement. The first sentence of the opinion you filed refers to a Delaware corporation. Also, the new or revised opinion must provide accurate information regarding the number of shares to which it relates. The opinion provides a different number for the shares underlying the Series B from that which appears on the prospectus cover page, and the numbers the opinion provides do not total to the 2,202,474 shares that the registrant apparently intends to include as part of the registered offering.

EnerJex response:

The corrected opinion is attached the registration statement. Please see Exhibit 5.1.

Exhibit 23.1

2.	We note your response to prior comment seven, and we re-issue such comment in its entirety. Please obtain and file an updated consent from L.L. Bradford & Company, LLC that does not cover financial statement dates after the date of the audit report, March 28, 2014. Considering the date of its audit report, L.L. Bradford & Company’s consent should not cover the financial statements for the year ended December 31, 2014. .

4040 Broadway, Suite 508 | San Antonio, TX 78209 | 210-451-5545 (P) | 210-463-9297 (F)

EnerJex response:

We have obtained and filed the corrected consent from L.L. Bradford & Company, LLC. Please see Exhibit 23.1.

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss our responses above, you may contact our outside counsel, Fernando Velez, Jr. of Reicker, Pfau, Pyle & McRoy, LLP, at 805-966-2440, or me at 210-451-5545.

Very truly yours,

/s/ Robert J. Watson

Robert J. Watson

Chief Executive Officer

cc:	Fernando Velez – via email